Dillard's Inc.

1600 Cantrell Road—P.O. Box 486—Little Rock, Arkansas 72203
Telephone: 501-376-5369 Fax: 501-376-5917

Phillip R. Watts
Senior Vice-President
Co-Principal Financial Officer
Principal Accounting Officer
Telephone: 501-376-5369
Fax: 501-376-5917

June 6, 2018

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Dear Sir or Madam:

Enclosed for filing are four copies, complete with exhibits, of Form 11-K for the Dillard's, Inc. Investment & Employee Stock Ownership Plan for the year ended December 31, 2017.

Please file mark a copy of this letter and return it to me in the enclosed self-addressed stamped envelope.

Sincerely,

Phillip R. Watts